Schedule A

For the period beginning 60 days prior to the event which requires the filing of this Schedule 13D, VBF GP on behalf of VBF LP purchased the following Ordinary Shares, with each purchase effected in an ordinary brokerage transaction on either Nasdaq or the Tel Aviv Stock Exchange. For purchases effected in Israeli shekels on the Tel Aviv Stock Exchange, the prices below reflect the price paid on the relevant trade date in U.S. dollars based upon the representave exchange rate published by the Bank of Israel for such date.

Date	Buy/Sell	Exchange	Currency	Qty	Price Per Share (USD)
November 21, 2025	Buy	NYSE	USD	300,000	1.50
November 20, 2025	Buy	NYSE	USD	264,978	1.46